WWA GROUP, INC.

700 Lavaca Street, Suite 1400

Austin, Texas 78701

December 23, 2011

Yolanda Guobadia

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549-0405

Re:

WWA Group, Inc.

Amendment No.1 on Form 10-K for the Fiscal Year Ended December 31, 2010

Filed November 14, 2011

Response dated November 14, 2011

File No. 0-26927

Dear Ms. Guobadia:

Thank you for your comments dated December 7, 2011 related to our disclosure for WWA Group, Inc. (the “Company”) on Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010 and our response.

The Company does hereby submit this response letter electronically.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

Ruairidh Campbell

Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

Telephone: (512) 462-3327

Facsimile:  (512) 462-3328

Email: ruairidh@orsacompany.com

The following are our detailed responses to your comments.

Consolidated Statements of Income, page F-4

1.

We reviewed your revised presentation of earnings per share data in response to comment 13 in our letter dated September 29, 2011. It appears that basic and diluted earnings per share for both continuing operations and discontinued operations are not computed properly. Please correct your presentation in future filings. In addition, please present per-share amounts for net income in accordance with ASC 260-10-20-2.

Response:

We will ensure that future filings properly compute basic and diluted earnings per share for both continuing operations and discontinued operations. Further, we will ensure that future filings present per-share amounts for net income in accordance with ASC 260-10-20-2.

Consolidated Statements of Cash Flows, page F-6

2.

We note that you separately reported cash flows from operating, investing and financing activities of discontinued operations. Given that the majority of your assets and liabilities at December 31, 2009 related to discontinued operations, please tell us the operations reported in cash flows from continuing operations for 2010 and how you presented the changes in assets and liabilities sold to Seven International Holding Ltd.

Response:

We reported the cash flows from continuing operations in 2010 in our “Consolidated Statements of Cash Flow” for the year ended December 31, 2010 (Revised) which consisted of trading and services from a trading entity in El Paso and Asset Forum. The changes in assets and liabilities sold to Seven International Holdings Ltd. are presented in the Consolidated Statements of Cash Flows as “(Gain) loss on sale of subsidiary” of $749,227.

Note M – Segment Information, page F-9

3.

We reviewed your response to comment 24 in our letter dated September 29, 2011 and the revisions to your disclosure. Please tell us why your presentation of segment information complies with ASC 280. In doing so, please tell us your consideration of:

•

revising segment information to reflect discontinued operations;

•

disclosing operating segments classified in continuing operations and whether the segments are aggregated;

•

reconciling segment information to the amounts reported in the financial statements; and

•

the implementation guidance in paragraphs 55-7 and 55-19 of ASC 280-10.

Response:

A)

We believe that our presentation of segment information complies with ASC 280 as we met the following conditions of segment reporting:

i)

The components we reported were engaged in business activities from which revenues were earned and expenses incurred.

ii)

The operating results of the components were regularly reviewed by the entity’s CODM to assess the performance of the individual components and to make decisions about resources to be allocated to each component.

iii)

Discrete financial information about the components is available.

A)

We included the segment information to reflect discontinued operations.

B)

We included the operating segment information of continuing operations and have not aggregated the segments.

C)

The amounts included are tied to the amounts reported in the financial statements.

D)

We followed the implementation guidance in paragraphs 55-7 and 55-19 of ASC 280-10.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filings, please contact us.

Sincerely,

/s/ Digamber Naswa

Digamber Naswa

Chief Financial Officer

3